02 JUL 19 AM 10:31

4 July 2002

02042720

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549 U.S.A.

Attention Office of International Corporate Finance, Division of Corporation Finance

Re David Jones Limited (File No. 82-4230) - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Sirs

SUPPL

David Jones Limited -
various releases arising from RPS issue

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

Very truly yours,
DAVID JONES LIMITED

dlw 7/22

JOHN A. SIMMONDS
COMPANY SECRETARY

1 July 2002

DAVID JONES' RPS TO BEGIN TRADING ON THE ASX

The offer by David Jones Limited of Reset Preference Shares (**RPS**) has closed oversubscribed. David Jones will allot 650,000 RPS to the value of $65 million.

ALLOCATIONS DETAILS

As a result of the large number of applications received, it has not been possible to allocate the full amount of RPS applied for by each applicant. In accordance with the policy stated in the prospectus, David Jones Qualifying Shareholders and employees who applied under the priority offer will receive a priority allocation over general applicants.

A schedule containing the details of the 20 largest holders of the RPS and a distribution schedule of RPS holders is attached to this release.

QUALIFYING SHAREHOLDER AND EMPLOYEE PRIORITY APPLICANTS

Qualifying Shareholders and employees who applied under the priority offer for RPS will receive the full amount of their application where they applied for up to 21 RPS. Priority applicants for more than 21 RPS have been allotted 21 RPS plus 1 RPS for every 6 RPS applied for in excess of 21 RPS.

GENERAL PUBLIC APPLICANTS

Due to the very strong demand from existing David Jones shareholders, it has not been possible to provide an allocation of RPS to general applicants who did not participate in the broker firm offer. All application monies received from such applicants will be fully refunded.

TRADING

The RPS will begin trading on the ASX on a deferred settlement basis on 2 July 2002 and will trade under the ASX code DJSPA. It is expected that normal trading of the RPS will commence on 3 July 2002.

Allotment confirmation notices and refund cheques (where required) will be dispatched on 2 and 3 July 2002. Applicants can confirm their holding in the RPS by checking with their broker or calling the David Jones Preference Share Information Line on 1800 301 122.

It is the responsibility of each applicant to confirm their holding prior to trading in the RPS. Applicants who sell their RPS before they receive their shareholder statements will do so at their own risk.

DIVIDEND RATE

As outlined in the prospectus, the dividend rate on the RPS is set at 8.1% per annum, being the greater of 8.00% per annum and the swap rate prevailing on 1 July 2002 (the date of allotment of the RPS) plus 2.00%. This dividend rate will remain fixed until the first reset date of 1 August 2007. The dividend is payable twice yearly and is expected to be fully franked.

ENQUIRIES

Any enquiries regarding allocations should be directed to the David Jones Reset Preference Share Information Line on 1800 301 122.

DAVID JONES' RPS TO BEGIN TRADING ON THE ASX

TOP 20 RPS HOLDERS

NAME AND ADDRESS	UNITS	% RPS ISSUED	RANK
WESTPAC CUSTODIAN NOMINEES LIMITED	68,140	10.48	1
EQUIFAST NOMINEES PTY LTD	61,120	9.40	2
MLC LIMITED, c/- WESTPAC CUSTODIAN NOMINEES LIMITED	43,210	6.65	3
ANZ NOMINEES LIMITED	22,800	3.51	4
PERMANENT TRUSTEES COMPANY LIMITED	15,000	2.31	5
ARGO INVESTMENTS LIMITED	10,000	1.54	6
CALEX NOMINEES PTY LIMITED	10,000	1.54	7
C/- SALOMON SMITH BARNEY AUSTRALIA SECURITIES PTY LTD			
RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <UBS A/C>	10,000	1.54	8
SANDHURST TRUSTEES LTD <PC INCOME FUND A/C>	9,500	1.46	9
ARMADA INVESTMENTS PTY LTD C/- G WATMAN	5,000	0.77	10
BAINPRO NOMINEES PTY LIMITED	5,000	0.77	11
PERMANENT TRUSTEE AUSTRALIA LIMITED <SMF0021 A/C>	5,000	0.77	12
SANDHURST TRUSTEES LTD <SAI HIGH YIELD FUND A/C>	5,000	0.77	13
MLC LIFETIME COMPANY LIMITED	3,650	0.56	14
C/- WESTPAC CUSTODIAN NOMINEES LIMITED			
AMITS ENTERPRISES PTY LTD	2,500	0.38	15
AUSTRALIAN INDUSTRIAL SANDS PTY. LTD.	2,500	0.38	16
MRS JENNIFER P T DARVALL	2,500	0.38	17
DE BRUIN NOMINEES PTY LTD <SUPER FUND A/C>	2,500	0.38	18
MATRIX INVESTMENTS PTY LTD <MATRIX HOLDINGS A/C>	2,500	0.38	19
MATRIX INVESTMENTS PTY LTD MATRIX HOLDINGS A/C	2,500	0.38	20

DISTRIBUTION SCHEDULE

RANGE	HOLDERS	RPS
1 – 1,000	4,864	306,013
1,001 – 5,000	45	94,217
5,001 – 10,000	4	39,500
10,001 – OVER	5	210,270
TOTAL	**4,918**	**650,000**

ENDS

FOR FURTHER INFORMATION CONTACT

Jill Campbell
General Manager Corporate Affairs
David Jones Limited
02 9266 5960
0412 047 448
jillcampbell@davidjones.com.au

ASX AND MEDIA RELEASE

For Immediate Distribution

4 July 2002

RESET PREFERENCE SHARES (RPS) - PAYMENT OF DIVIDEND ON 1 AUGUST 2002

Following the allotment of 650,000 RPS on 1 July 2002, the Board has declared the first Dividend payment as follows

Record Date	17 July 2002
Date Payable	1 August 2002
Dividend Rate	8.1% per annum for the period 1 July 2002 to 31 July 2002 (inclusive) calculated on $100 per RPS
Franking	Fully franked

ENDS

FOR FURTHER INFORMATION

Jill Campbell
General Manager Corporate Affairs
David Jones Limited
02 9266 5960
0412 047 448
jillcampbell@davidjones.com.au